[Reference Translation]

July 28, 2023

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Koji Sato, President
(Code Number: 7203
Prime of the Tokyo Stock Exchange and
Premier of the Nagoya Stock Exchange)
Name and Title of Contact Person:
Yoshihide Moriyama, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning Tendering of Shares in Tender Offer by KDDI CORPORATION

to Repurchase its Shares

TOYOTA MOTOR CORPORATION (“TMC”) hereby announces that TMC decided to tender a part of the common shares of KDDI CORPORATION (“KDDI”) held by TMC in the tender offer for treasury shares by KDDI, which was resolved at a meeting of its Board of Directors held today (the “Tender Offer”).

The details are as follows.

1. Outline of tendering of shares in the Tender Offer

TMC will tender the common shares of KDDI held by TMC in the Tender Offer as follows:

Number of shares to be tendered	64,102,500 common shares

Tender offer price	3,900 yen per share

Total amount to be sold	249,999,750,000 yen

Note:

The “total amount to be sold” represents the total amount expected to be sold if all 64,102,500 common shares of KDDI tendered by TMC are purchased. However, regarding the common shares of KDDI to be purchased in the Tender Offer, since KDDI set the maximum number of shares to be purchased at 64,102,500 shares, depending on the responses from the other shareholders of KDDI, there is no guarantee that all 64,102,500 common shares tendered by TMC will be purchased by KDDI.

2. Reason for tendering shares in the Tender Offer

TMC entered the telecommunications business in the 1980s in response to the liberalization such business. Since the establishment of KDDI in October 2000 as a result of the merger of Daini Denden Inc., KDD Corporation and IDO Corporation, TMC has been KDDI’s major shareholder, and TMC has collaborated with KDDI on the “Connected Services” of TMC and others since 2002. Moreover, as cars become increasingly connected to the Internet, since 2016, both companies have been accelerating initiatives to provide safety and comfort to car users through the integration of cars and telecommunications, such as building a global communications platform (“GCP”) that is independent of existing roaming services to ensure stable and high-quality telecommunications globally between in-vehicle communications devices and cloud services. As a result, approximately 20 million vehicles around the world have been connected to the “Connected Services” through the GCP. As mentioned above, TMC and KDDI have built a relationship of trust through long-standing business and capital alliances.

Currently, TMC is working on a strategy to transform into a “MOBILITY COMPANY” in order to survive intense competition and achieve medium- to long-term growth. We expect to require significant investment in “Electrification”, “Intelligence” and “Diversification.” To this end, TMC is also focusing on the effective use of assets and reduction of strategic shareholdings to further improve capital efficiency.

Under these circumstances, we considered the optimal capital relationship with KDDI and made an offer to KDDI for the partial sale of the shares of KDDI held by us. Thereafter, we received a proposal from KDDI regarding the Tender Offer and after considering the proposal, we determined that the terms and conditions, such as the purchase price, were appropriate and therefore, we decided to tender the shares in the Tender Offer. The proceeds from the sale of the shares will be used to fund growth investments.

If the shares to be tendered in the Tender Offer are purchased, the number of KDDI’s shares held by TMC will decrease but TMC and KDDI determined that both companies will be able to maintain a good cooperative relationship going forward because our position as a major shareholder of KDDI will remain unchanged. At this time, we continue to hold common shares of KDDI other than those to be tendered in the Tender Offer.

Also, TMC and KDDI are working together on research and development into new businesses and capital alliances, which were announced in October 2022, and are utilizing their results to develop the next-generation GCP. TMC and KDDI will continue to collaborate to enhance the corporate values of both companies and make further contributions to society.

3. Status of shares held before and after the Tender Offer

(1)	Number of shares held before the Tender Offer	316,794,400 shares (Shareholding Ratio: 14.68%)
(2)	Number of shares to be tendered in the Tender Offer	64,102,500 shares (Shareholding Ratio: 2.97%)
(3)	Number of shares held after the Tender Offer	252,691,900 shares (Shareholding Ratio: 11.71%)

Note 1:

The “number of shares held after the Tender Offer” represents the number of shares that TMC will hold after the Tender Offer is completed and all 64,102,500 common shares of KDDI tendered by TMC are purchased. However, regarding the common shares of KDDI to be purchased in the Tender Offer, since KDDI set the maximum number of shares to be purchased at 64,102,500 shares, depending on the responses from the other shareholders of KDDI, there is no guarantee that all 64,102,500 common shares tendered by TMC will be purchased by KDDI.

Note 2:

The “Shareholding Ratio” is calculated based on the number of shares (2,157,313,544 shares) obtained by subtracting the number of treasury shares (including any treasury shares owned by the executive compensation Board Incentive Plan Trust account) as of the end of June 2023 from the total number of outstanding shares of KDDI as of the end of June 2023, as stated in the “Financial Statements Summary for the three-month period ended June 30, 2023 [IFRS]” released by KDDI on July 28, 2023, and rounded to two decimal places.

4. Schedule of the Tender Offer (planned)

Date of public notice regarding the commencement of the Tender Offer	July 31, 2023
Tender Offer period	From July 31, 2023 to August 28, 2023
Settlement start date	September 20, 2023

5. Impact on financial results

The impact on TMC’s forecast of consolidated financial results for the fiscal year ending March 31, 2024 will be immaterial.